Form 45-103F4
Report of Exempt Distribution

#82-3167

03045452

SUPPL

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Issuer Information

1. Full name and address of issuer

   Golconda Resources Ltd.
   Suite 780, 521 - 3rd Avenue S.W.
   Calgary, Alberta T2P 3T3
   Phone: 403.232.6828

2. Reporting issuer jurisdiction

   Alberta and British Columbia

Details of distribution

3. Distribution date

   November 3, 2003

4. Description of securities distributed

   50,000 common shares.

5. Details of the distribution are attached as a schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions.

Each jurisdiction where purchasers reside	Deemed Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.30	NIL
Total dollar value of distribution in all jurisdictions (Canadian $)		NIL

Commissions and finder's fees

7. State the name and address of any person acting as agent in connection with trades(s) and the compensation paid or to be paid to such agent.

   N/A.

dlw 1/7

Certificate

On behalf of the issuer, I certify that the statements made in this report and each schedule to this report are true.

Date: November 12, 2003

Golconda Resources Ltd.

Guenter J. Liedtke
President and Chief Executive Officer

Signature

#82-3167

Form 45-103F4
Report of Exempt Distribution

Issuer Information

1. Full name and address of issuer

   Golconda Resources Ltd.
   Suite 780, 521 - 3rd Avenue S.W.
   Calgary, Alberta T2P 3T3
   Phone: 403.232.6828

2. Reporting issuer jurisdiction

   Alberta and British Columbia

Details of distribution

3. Distribution date

   August 22, 2003

4. Description of securities distributed

   1,500,000 units, consisting of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of $0.35 per share for a one-year period.

5. Details of the distribution are attached as a schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Alberta	$.25	$175,000
USA	$0.25	$125,000
International	$0.25	$75,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$375,00

Commissions and finder's fees

7. State the name and address of any person acting as agent in connection with trades(s) and the compensation paid or to be paid to such agent.

N/A.

Certificate

On behalf of the issuer, I certify that the statements made in this report and each schedule to this report are true.

Date: September 2, 2003

Golconda Resources Ltd.

Guenter J. Liedtke
President and Chief Executive Officer

Signature

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. Golconda Resources Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of distributions on August 22, 2003 of 1,500,000 units, each unit consisting of one common share and one share purchase warrant, was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta, this 29th day of August, 2003.

GOLCONDA RESOURCES LTD.

Per: ______________________

Guenter J. Liedtke
President and Chief Executive Officer

#82-3167

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of: _____ **Schedule A**
_X_ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	780, 521 - 3rd Avenue S.W. Calgary, Alberta T2P 3T3
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR THE QUARTER ENDED:	September 30, 2003
CONTACT E-MAIL ADDRESS:	golcondaresources@telus.net
DATE OF REPORT:	November 10, 2003

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Signature	**Guenter J. Liedtke** Director's Name	**2003/11/10** Date Signed
Signature	**Terry S. C. Chan** Director's Name	**2003/11/10** Date Signed

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the period ended September 30, 2003 is included in Note 2 and 3 to the unaudited consolidated financial statements for the nine month period ended September 30, 2003 in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in Note 5 to the unaudited consolidated financial statements to September 30, 2003 in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2003

Issue Date	Securities Type	Number Issued	Price (Cdn$)	Total Proceeds (Cdn$)	Consideration/ Type
July 17	Common	100,000	$0.40	$40,000	Cash/Exercise of Options
August 22	Common	1,500,000	$0.25	$375,000	Cash/Private Placement

(b) PARTICULARS OF OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2003

Date of Grant	Number of Shares	Exercise Price	Expiry Date
July 29	1,375,000	$0.25	July 28, 2008

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT SEPTEMBER 30, 2003

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	39,748,734	$11,601,363

Options outstanding: 3,125,000

Warrants outstanding: 2,387,500

A detailed summary of options and warrants outstanding is included in Note 4(c) and (d) to the unaudited consolidated financial statements in Schedule A.

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Municipality of Residence	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Corporate Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes in Schedule A.

DESCRIPTION OF BUSINESS

Golconda Resources Ltd. ("Golconda"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition and exploration of mineral properties in Canada and in the United States. The Corporation has not generated operating revenues to date because the properties it currently holds are exploration stage projects.

Golconda is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the trading symbol "GA". Golconda has filed the Annual Information Form for the year ended December 31, 2002, dated June 16, 2003.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(Additional, detailed information is included in Notes 3 and 4 to the unaudited consolidated financial statements).

July 30, 2003 - Golconda announced the granting of 1,375,000 stock options exercisable at the price of $0.25 per share for a 5-year period expiring at the close of business on July 28, 2008. 1,050,000 of such options were granted to directors and officers of Golconda. On July 31, 2003, the TSX Venture Exchange accepted and approved the new Stock Option Plan adopted by the shareholders at the Annual and Special Meeting held on June 27, 2003..

Mineral Properties

Golconda holds varying interests in mineral exploration properties in Canada and in the United States. During the quarter ended September 30, 2003 Golconda carried out the following exploration programs;

- Red Lake, Faulkenham Lake area, Ontario - 100% owned mineral claims. On July 30, 2003, Golconda announced the staking of the claims and an initial evaluation cost of $8,930 which identified two zones of anomalous gold values. Detailed prospecting and sampling was carried out during the months of August and September at a cost of $15,754. The results further delineated these two zones and showed that the gold mineralization occur together with pyrrhotite so that these zones can be followed by magnetic ground survey into covered area.

- Shulin Lake property, Alaska - 51% interest. On July 30, 2003, Golconda announced the start of a drilling program to test a circular topographic feature with a 1.5 kilometer diameter. Previous drilling of 15 holes intersected a mixture of sandy material derived from the Alaska range and volcanic material derived from a nearby source. Lab results (Lakefield Resources) showed the existence of indicator minerals in these rocks and one interval from hole 10 contained 16 micro diamonds. Golconda drilled two holes during the month of August at a cost of $79,280 for its 51% interest. Logging of the core shows a large volcanic component.

- 80% owned South Monitor mineral claims and 100% owned Monitor Flat claims in the Tonopah area of Nevada. On July 21, 2003, Golconda announced the receipt of drill permits for the properties. The reverse circulation drilling program started on the 18th of August, 2003. On October 20, 2003, Golconda announced the completion of the drilling program on both properties.

South Monitor - Golconda drilled 5 reverse circulation holes, at a depth of 650 ft, 200 ft, 925 ft, 600 ft and 725 ft each, for a total of 945 meters (3,100 feet.) at a cost of $73,850.

The drilling program successfully intersected a quartz-adularia gold-vein system. Assay results show that drilling intersected the vein high in the system and there is excellent potential that they will turn into a high-grade Bonanza vein system below the level intersected by the drilling. The assaying was carried out by ALS Chemex. In the next phase, diamond drilling will try to intercept these veins at greater depth.

Monitor Flat - Golconda drilled 4 reverse circulation holes, at a depth of 400 ft, 600 ft, 500 ft and 520 ft each, for a total of 616 meters (2,020 feet) at a cost of $54,878.

This initial drill program successfully outlined a large hydrothermal system with anomalous gold, arsenic, antimony and barium valies. Potassic alteration associated with the hydrothermal system makes the claims highly prospective for blind (covered) overbodies.

- BRIN-LIN, SULL and SULLY mineral claims, Fort Steele Mining Division, British Columbia. On August 18, 2003, Golconda terminated a 3-year Option to Purchase Agreement, dated September 30, 2002, to acquire 100% interest in the mineral claims, subject to a 2% net smelter return retained by the arm's length vendor. Pursuant to the terms of the agreement, Golconda issued 50,000 common shares to the vendor in 2002.

- Lone Group mineral claims, Fort Steele Mining Division, British Columbia - Subsequent to September 30, 2003, Golconda issued 50,000 common shares to the arm's length registered owner of the 54 mineral claims pursuant to the terms of a four-year Option to Purchase Agreement dated October 15, 2001. Golconda will acquire 90% interest in the claims, subject to a 10% interest and to a 2% net smelter return retained by the vendor, by incurring $450,000 cumulative exploration work by October 15, 2005 and by issuing a total of 200,000 common shares at the deemed price of $0.30 per share at any time during the terms of the agreement. The Corporation issued 50,000 common shares in November 2001, 50,000 common shares in November 2002, 50,000 common shares in November 2003 and will issue the balance of 50,000 common shares in November 2004.

LIQUIDITY AND SOLVENCY

At September 30, 2003, Golconda reported a consolidated loss for the period of $94,496 compared to the loss of $49,060 reported in the three months ended September 30, 2002.

Golconda's liabilities at September 30, 2003 were $251,990 compared to $390,950 at December 31, 2002.

On July 16, 2003, Golconda received $40,000 in proceeds from the exercise of stock options. On August 22, 2003, completed a $375,000 private placement of treasury shares. The private placement consisted of 1,500,000 units at the price of $0.25 per unit. Each unit consisted of one share and one share purchase warrant exercisable to acquire one additional share at a price of $0.35 for a period of one year expiring on August 21, 2004. The private placement shares have a hold period of four months.

To date, the Corporation's capital needs have been met by equity financing. To finance its projects, Golconda is wholly dependent upon the continual support of investors through the issuance of treasury shares.

INVESTOR RELATIONS

Golconda has no investor relations arrangements.

#82-3167

GOLCONDA RESOURCES LTD

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Expenses				
Abandoned mineral claims	$ 45,000	$ -	$ 45,000	$ -
Accounting and audit fees	1,763	2,998	9,396	5,674
Administration fees	10,823	5,378	22,845	15,591
Annual general meeting	940	235	18,484	7,695
Dues, fees and memberships	107	133	6,860	1,303
Foreign exchange gain	(15,588)	-	(15,588)	-
General exploration	2,230	-	6,660	-
Investor relations	5,585	-	5,585	16,063
Office rent	8,982	12,680	36,272	39,053
Office and printing	5,565	3,959	12,860	11,906
Salaries	23,644	17,839	52,895	55,707
Shareholders' information	1,286	2,646	2,773	13,053
Stock exchange fees	751	-	3,450	2,100
Transfer agent	3,408	3,192	7,316	7,482
	94,496	49,060	214,808	175,627
LOSS FOR THE PERIOD	(94,496)	(49,060)	(214,808)	(175,627)
DEFICIT, BEGINNING OF PERIOD	(7,114,356)	(6,885,375)	(6,994,044)	(6,758,808)
DEFICIT, END OF PERIOD	$ (7,208,852)	$ (6,934,435)	$ (7,208,852)	$ (6,934,435)
LOSS PER SHARE	$ (0.002)	$ (0.001)	$ (0.005)	$ (0.005)

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2003	December 31, 2002
Assets		
Current		
Cash	$ 26,725	$ 55,559
Accounts receivable	8,993	3,964
Prepaid expenses	10,078	2,068
	45,796	61,591
Mineral properties and deferred expenditures - Note 3	4,541,902	4,155,454
Capital - Note 2	5,851	5,851
Mineral reclamation deposits	50,952	46,400
	$ 4,644,501	$ 4,269,296
Liabilities		
Current		
Accounts payable and accrued liabilities	250,155	318,115
Share subscriptions payable	-	17,000
Loans payable	-	39,483
Loans payable - Officer	1,835	16,352
	251,990	390,950
Shareholders' equity		
Share capital - Note 4	11,601,363	10,872,390
Deficit	(7,208,852)	(6,994,044)
	4,392,511	3,878,346
	$ 4,644,501	$ 4,269,296

Approved by the Board:

_______________, **Director**
Guenter J. Liedtke

_______________, **Director**
Terry S.C. Chan

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (94,496)	$ (49,060)	$ (214,808)	$ (175,627)
Add items not affecting cash				
Abandoned mineral claims	45,000	-	45,000	-
	(49,496)	(49,060)	(169,808)	(175,627)
Net change in non-cash working capital items				
Accounts receivable and accruals	(8,036)	6,264	(5,029)	12,445
Prepaid expenses	(8,010)	-	(8,010)	(68)
Accounts payable and accrued liabilities	(15,588)	112,827	(67,960)	(187,384)
Share subscriptions payable	-		(17,000)	
Loans payable	(30,000)	60,616	(39,483)	40,958
Loans payable - Officer	(46,391)		(14,517)	
	(157,521)	130,647	(321,807)	(309,676)
Financing activities				
Issue of shares for cash				
on private placement	375,000	-	458,250	248,565
on exercise of stock options	40,000	33,400	40,000	184,000
on exercise of warrants	-	75,250	234,000	471,250
Costs of issuing shares	(2,475)		(3,277)	-
	412,525	108,650	728,973	903,815
Investing activities				
Exploration expenditures	(224,429)	(243,456)	(431,448)	(589,561)
Acquisition of capital assets	-	(1,878)	-	(1,878)
Additions to deposits	(4,552)	-	(4,552)	(5,500)
	(228,981)	(245,334)	(436,000)	(596,939)
(DECREASE) IN CASH	26,023	(6,037)	(28,834)	(2,800)
CASH (BANK INDEBTEDNESS), BEGINNING OF PERIOD	702	1,523	55,559	(1,714)
(BANK INDEBTEDNESS), END OF PERIOD	$ 26,725	$ (4,514)	$ 26,725	$ (4,514)

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2002.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,476	$ 7,857	$ 2,619
Computer equipment	10,206	6,974	3,232
	$ 20,682	$ 14,831	$ 5,851

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Properties Abandoned	Total September 30 2003	Total December 31 2002
Canada					
Big Sandy	$ 45,000	$ -	$ (45,000)	$ -	$ 45,000
Ennis Lake	15,174	542,304		557,478	554,261
Lone Peak	59,366	338,592		397,958	382,224
Peter Lake	202,145	234,851		436,996	432,784
Red Lake	5,207	24,714		29,921	-
Wapawekka	153,206	831,558		984,764	977,763
Wert Lake	1,873	132,330		134,203	130,367
	481,971	2,104,349	(45,000)	2,541,320	2,522,399
United States					
Monitor Flats	12,861	60,297		73,158	11,541
Ralston Valley	34,911	157,672		192,583	158,913
Shulin Lake, Alaska	138,210	576,627		714,837	562,994
South Monitor, Nevada	291,525	728,479		1,020,004	899,607
	477,507	1,523,075		2,000,582	1,633,055
	$ 959,478	$ 3,627,424		$ 4,541,902	$ 4,155,454

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2003

(Unaudited)

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued and outstanding

	Number of Common Shares		Stated Value
Balance, December 31, 2002	37,091,234	$	10,872,390
Issued for cash			
Pursuant to private placements (net of share issue costs of $2,475)	1,777,500		454,973
Pursuant to exercise of stock options	100,000		40,000
Pursuant to exercise of warrants	780,000		234,000
Balance, September 30, 2003	39,748,734	$	11,601,363

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. The option's maximum term is three years.

A summary of the status of the Company's stock option plan as at September 30, 2003 and changes during the period then ended is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of period	2,980,000	0.37
Granted	1,375,000	0.25
Exercised	(100,000)	0.40
Expired	(1,130,000)	0.40
Outstanding, end of period	3,125,000	0.30

Note 4 - Share Capital *(Continued)*

The following table summarizes information about stock options outstanding at September 30, 2003:

Exercise Price	Shares	Expiry Date
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 23, 2004
$0.35	800,000	October 17, 2005
$0.25	1,375,000	July 28, 2008
	3,125,000	

d) Warrants

A summary of the status of the common share purchase warrants as at September 30, 2003 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued (Exercised)	Expired	Outstanding at September 30, 2003
$ 0.30	March 25, 2003	1,000,000	(780,000)	(220,000)	-
$ 0.35	December 31, 2003	190,000	-	-	190,000
$ 0.20	November 28, 2004	300,000	-	-	300,000
$ 0.20	December 18, 2004	120,000	-	-	120,000
$ 0.35	February 19, 2004	-	277,500	-	277,500
$ 0.35	August 21, 2004	-	1,500,000	-	1,500,000
		1,610,000	997,500	(220,000)	2,387,500

Note 5 - Related Party Transactions

During the period the Company paid $45,850 for geological consulting fees and $18,000 for general and administrative fees to officers of the Company.

Accounts payable include $2,000 payable to an officer of the Company.

Note 6 - Subsequent Events

The Company issued 50,000 common shares at a deemed price of $0.30 per share; in satisfaction of the third instalment due on October 15, 2003 to acquire a 90% interest in the Lone Peak property. The fourth and final instalment of 50,000 common shares is due on October 15, 2004.

#82-3167

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of: ____ **Schedule A**
_X_ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	780, 521 - 3rd Avenue S.W. Calgary, Alberta T2P 3T3
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR THE QUARTER ENDED:	June 30, 2003
CONTACT E-MAIL ADDRESS:	golcondaresources@telus.net
DATE OF REPORT:	August 29, 2003

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Signature	**Guenter J. Liedtke** Director's Name	**2003/08/29** Date Signed
Signature	**Terry S. C. Chan** Director's Name	**2003/08/29** Date Signed

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the period ended June 30, 2003 is included in Note 2 and 3 to the unaudited consolidated financial statements for the six month period ended June 30, 2003 in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in Note 5 to the unaudited consolidated financial statements to June 30, 2003 in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED JUNE 30, 2003

Issue Date	Securities Type	Number Issued	Price (Cdn$)	Total Proceeds (Cdn$)	Consideration/ Type

Nil securities were issued during the second quarter ended June 30, 2003.

(b) PARTICULARS OF OPTIONS GRANTED DURING THE QUARTER ENDED JUNE 30, 2003

Nil options were granted during the second quarter ended June 30, 2003.

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT JUNE 30, 2003

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	38,148,734	$11,188,838

Options outstanding: 2,980,000

Warrants outstanding: 887,500

A detailed summary of options and warrants outstanding is included in Note 4(c) and (d) to the unaudited consolidated financial statements in Schedule A.

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Municipality of Residence	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes in Schedule A.

DESCRIPTION OF BUSINESS

Golconda Resources Ltd. ("Golconda"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition, exploration and development of mineral properties in Canada and in the United States. The Corporation has not generated operating revenues to date because the properties it currently holds are exploration stage projects.

Golconda is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the trading symbol "GA". Golconda has filed the Annual Information Form for the year ended December 31, 2002, dated June 16, 2003.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(Additional, detailed information is included in Notes 3 and 4 to the unaudited consolidated financial statements).

At the Annual and Special Meeting held on June 27, 2003, the shareholders of Golconda approved a new Stock Option Plan which supersedes and replaces the prior plan approved by shareholders in 1989. The number of shares reserved for issuance under the "rolling" Plan is 10% of the total issued and outstanding capital of Golconda.

Subsequent to June 30, 2003, Golconda granted 1,375,000 stock options exercisable at the price of $0.25 per share for a 5-year period expiring at the close of business on July 28, 2008, subject to the TSX Venture Exchange approval of the new Stock Option Plan approved by the shareholders on June 27, 2003. 1,050,000 of such options were granted to directors and officers of Golconda.

On July 31, 2003, the TSX Venture Exchange accepted and approved the new Stock Option Plan.

Mineral Properties

Golconda holds varying interests in mineral exploration properties in Canada and in the United States. During the quarter ended June 30, 2003 Golconda acquired by staking the following mineral claims in the Faulkenham Lake Area, Red Lake Mining Division, Ontario:

Group Claim No.	Tag Number	No. of Units
1	1248310	13
2	1247874	12
3	1247876	6
4	1247877	16
5	1247878	16
6	1247879	16

Golconda has incurred an initial evaluation cost of $8,930. Two zones of anomalous gold values were identified. Additional detailed prospecting and sampling will start soon.

Subsequent to June 30, 2003, Golconda announced the receipt of drill permits from the Bureau of Land Management for its 80% owned South Monitor mineral claims and its 100% owned Monitor Flat claims in the Tonopah area of Nevada. The reverse circulation drilling program started on the 18th of August, 2003.

The South Monitor property, located 40 km southeast of Tonopah, Nye County, Nevada, shows strong alteration and silicification over an area of four square kilometers (1.5 square miles). The silicification forms prominent cliffs, ridges and plugs and is accompanied by low-grade gold mineralization, which has been the main target of earlier drilling. From a total of 120 holes of which 31 were drilled by Golconda, 114 were drilled on silicified targets. A second, high-grade type gold mineralization is associated with potassic alteration and does not crop out. It starts below a depth of 60 meters (200 ft) . This high-grade mineralization has been intersected by seven holes only, four of these holes were drilled by Golconda.

In September 2002 Newmont and Midway Gold Corporation entered into a joint venture to further develop the Midway gold deposit and thereby brought attention to the Tonopah area. With over 300 holes drilled, Midway carries a drill hole map with gold intercepts

on their website. It shows that the high-grade intercepts are aligned north west - south east following the Walker Lane Trend. By projecting the strike direction of the Midway's high-grade zone to the southeast, it became apparent that the gold mineralization associated with the potassic alteration on the South Monitor property lies directly on the extension of the Midway high-grade structure.

One hole, drilled by Golconda in 1997, entered into the potassic alteration at 250 ft. depth but had to be abandoned at 265 feet. Assay results later showed that it just entered into the gold zone with the last 5 ft. assaying 0.040 oz Au/ton.

The first hole being drilled will twin the 1997 drill hole. Subsequent drill holes will initially follow this structure over a strike length of 500 meters (1500 ft).

Drilling is also planned for the Monitor Flat gold prospect, located 3 miles south of the South Monitor claims , where only two small outcrops, representing 2% of this 540 acres property, pierce through the sand cover of the valley Both outcrops show anomalous gold and associated mercury and arsenic values. With Paleozoic sediments projected to occur at 100 to 150 feet depth, a wide-spaced reconnaissance drill program will try to find sediment-hosted Carlin-type gold mineralization.

Shulin Lake property, Alaska - 51% interest

Subsequent to June 30, 2003, Golconda announced the start of a drilling program to test a circular topographical feature with 1.5 km diameter in the Shulin Lake property. This feature could represent a volcanic center which is the source of the mantle-derived diamond indicator minerals.

LIQUIDITY AND SOLVENCY

At June 30, 2003, Golconda reported a consolidated loss for the period of $64,943 compared to the loss of $82,099 reported in the three months ended June 30, 2002.

Golconda's liabilities at June 30, 2003 were $343,969 compared to $390,950 at December 31, 2002. This capital deficiency includes a loan from an officer in the amount of $48,226 and a loan from a shareholder in the amount of $30,000 for which repayment terms have not been formalized.

Subsequent to June 30, 2003, Golconda received $40,000 in proceeds from the exercise of stock options. In addition, a $375,000 private placement has been completed. The private placement consisted of 1,500,000 units at the price of $0.25 per unit. Each unit consisted of one share and one share purchase warrant exercisable to acquire one additional share at a price of $0.35 on or before December 23, 2003. The private placement shares have a hold period of four months. The proceeds will be used to finance the reverse circulation drilling in Nevada ($175,000); an airborne geophysical program in the Wapawekka West property In Saskatchewan ($45,000); mapping and sampling the Lone Peak property in British Columbia ($ 20,000) and the Faulkenham Lake area claims in Ontario ($25,000); the repayment of outstanding bills ($45,000) and corporate overhead and working capital-exploration (about $60,000).

Effective August 28, 2003, Golconda moved to a new location to reduce the cost of office rent.

To date the Corporation's capital needs have been met by equity financing. To finance its projects, Golconda is wholly dependent upon the continual support of investors through the issuance of treasury shares.

INVESTOR RELATIONS

Golconda has no investor relations arrangements.

SUBSEQUENT EVENTS

Subsequent to June 30, 2003, Golconda advised Lone Peak Placer Ltd. that it will terminate the 3-year Option to Purchase Agreement, dated September 30, 2002, to acquire 100% interest in the Brin-Lin, Sull and Sully mineral claims located in the Fort Steele Mining Division, B.C., subject to a 2% net smelter return retained by the vendor. Pursuant to the terms of the agreement, Golconda issued 50,000 shares and drilled 8 reverse circulation holes in 2002.

#82-3167

GOLCONDA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited)

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2003	December 31, 2002
Assets		
Current		
Cash	$ 702	$ 55,559
Accounts receivable	957	3,964
Prepaid expenses	2,068	2,068
	3,727	61,591
Mineral properties and deferred expenditures - Note 3	4,362,473	4,155,454
Capital - Note 2	5,851	5,851
Mineral reclamation deposits	46,400	46,400
	$ 4,418,451	$ 4,269,296
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 265,743	$ 318,115
Share subscriptions payable	-	17,000
Loans payable	30,000	39,483
Loans payable - Officer	48,226	16,352
	343,969	390,950
Shareholders' equity		
Share capital - Note 4	11,188,838	10,872,390
Deficit	(7,114,356)	(6,994,044)
	4,074,482	3,878,346
	$ 4,418,451	$ 4,269,296

Approved by the Board:

"Signed", Director
(Guenter J. Liedtke)

"Signed", Director
(Terry S. Chan)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Expenses				
Accounting and audit fees	$ 3,308	$ 2,676	$ 7,633	$ 2,676
Administration fees	5,500	5,513	12,022	10,213
Annual general meeting	17,544	7,460	17,544	7,460
Dues, fees and memberships	6,454	1,170	6,753	1,170
General exploration	2,450	-	4,430	-
Investor relations	-	16,063	-	16,063
Office rent	13,817	13,159	27,290	26,373
Office expenses	2,825	5,850	7,295	7,947
Salaries	11,374	17,656	29,251	37,868
Shareholders' information	417	10,407	1,487	10,407
Stock exchange fees	(351)	-	2,699	2,100
Transfer agent	1,605	2,145	3,908	4,290
	64,943	82,099	120,312	126,567
LOSS FOR THE PERIOD	(64,943)	(82,099)	(120,312)	(126,567)
DEFICIT, BEGINNING OF PERIOD	(7,049,413)	(6,803,276)	(6,994,044)	(6,758,808)
DEFICIT, END OF PERIOD	(7,114,356)	$ (6,885,375)	$ (7,114,356)	$ (6,885,375)
LOSS PER SHARE	$ (0.002)	$ (0.002)	$ (0.003)	$ (0.004)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (64,943)	$ (82,099)	$ (120,312)	$ (126,567)
Net change in non-cash working capital items				
Accounts receivable and accruals	202	3,868	3,007	6,181
Prepaid expenses	-	(68)	-	(68)
Accounts payable and accrued liabilities	18,982	(141,880)	(52,372)	(300,211)
Share subscriptions payable	-	-	(17,000)	
Loan payable	25,000	(4,364)	(9,483)	(19,658)
Loan payable - Officer	49,501	-	31,874	-
	28,742	(224,543)	(164,286)	(440,323)
Financing activities				
Issue of shares for cash				
on private placement	-	5,750	83,250	250,000
on exercise of stock options	-	150,600	-	150,600
on exercise of warrants	-	396,000	234,000	396,000
Costs of issuing shares	-	(310)	(802)	(1,435)
	-	552,040	316,448	795,165
Investing activities				
Exploration expenditures	(30,563)	(281,588)	(207,019)	(346,105)
Additions to deposits	-	(5,500)	-	(5,500)
	(30,563)	(287,088)	(207,019)	(351,605)
(DECREASE) INCREASE IN CASH	(1,821)	40,409	(54,857)	3,237
CASH (BANK INDEBTEDNESS), BEGINNING OF PERIOD	2,523	(38,886)	55,559	(1,714)
CASH, END OF PERIOD	$ 702	$ 1,523	$ 702	$ 1,523

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

June 30, 2003

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2002.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,476	$ 7,857	$ 2,619
Computer equipment	10,206	6,974	3,232
	$ 20,682	$ 14,831	$ 5,851

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total June 30 2003	Total December 31 2002
Canada				
Big Sandy	$ 45,000	$ -	$ 45,000	$ 45,000
Ennis Lake	15,422	541,314	556,736	554,261
Lone Peak	58,312	336,090	394,402	382,224
Peter Lake	201,545	234,851	436,396	432,784
Red Lake	3,000	8,930	11,930	-
Wapawekka	153,454	830,898	984,352	977,763
Wert Lake	1,873	131,340	133,213	130,367
	478,606	2,083,423	2,562,029	2,522,399
United States				
Monitor Flats	11,191	5,419	16,610	11,541
Ralston Valley	29,403	141,357	170,760	158,913
Shulin Lake, Alaska	147,270	553,351	700,621	562,994
South Monitor, Nevada	233,337	679,116	912,453	899,607
	410,010	1,373,824	1,800,444	1,633,055
	$ 888,616	$ 3,457,247	$ 4,362,473	$ 4,155,454

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued and outstanding

	Number of Common Shares	Stated Value
Balance, December 31, 2002	37,091,234	$ 10,872,390
Issued for cash		
Pursuant to private placements (net of share issue costs of $802)	277,500	82,448
Pursuant to exercise of warrants	780,000	234,000
Balance, June 30, 2003	38,148,734	$ 11,188,838

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. The option's maximum term is five years.

A summary of the status of the Company's stock option plan as at June 30, 2003 and changes during the period then ended is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of period	2,980,000	0.37
Outstanding, end of period	2,980,000	0.37

Note 4 - Share Capital *(Continued)*

The following table summarizes information about stock options outstanding at June 30, 2003:

Exercise Price	Shares	Expiry Date
$ 0.40	950,000	July 19, 2003
$ 0.40	280,000	September 25, 2003
$ 0.30	150,000	January 14, 2004
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 22, 2004
$0.35	800,000	October 17, 2005
	2,980,000	

d) Warrants

A summary of the status of the common share purchase warrants as at June 30, 2003 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued (Exercised)	Expired	Outstanding at June 30 2003
$0.30	March 25,2003	1,000,000	(780,000)	(220,000)	-
$0.35	December 31, 2003	190,000	-	-	190,000
$0.20	November 28, 2004	300,000	-	-	300,000
$0.20	December 18, 2004	120,000	-	-	120,000
$0.35	February 19, 2004	-	277,500	-	277,500
		1,610,000	(502,500)	(220,000)	887,500

Note 5 - Related Party Transactions

During the period the Company paid $30,800 for geological consulting fees and $12,000 for general and administrative fees to officers of the Company.

Accounts payable include $13,300 payable to an officer of the Company.

GOLCONDA RESOURCES LTD.
#780, 521 – 3rd Avenue S.W., Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

October 20, 2003

NEWS RELEASE

Drilling intersects gold in quartz-adularia vein type setting at South Monitor

South Monitor (80% interest)

Golconda Resources is pleased to announce that drilling on the South Monitor Property successfully intersected a quartz-adularia gold-vein system. Assay results show that drilling intersected the veins high in the system and there is excellent potential that they will turn into a high-grade Bonanza vein system below the level intersected by the drilling.

SM-03-3 intersected from 240-330 ft. multiple zones of silicification and stockwork veining with a quartz-adularia envelope. Adularia is a potassium feldspar which is found in hydrothermal systems and is often associated with very high gold-silver values. Thirty feet, from 250-280 ft. assayed 1 g/tonne gold and 13 g/tonne silver. The enveloping material contains about 0.5 g/tonne gold and 6 g/tonne silver.

SM-03-4 which is located about 300 ft. to the south intersected a different vein system from 240-380 ft., which also consisted of quartz-stockwork zones within a quartz adularia envelope. Two 10 ft. zones assayed 1 g/tonne gold. The surrounding material contains an average of 0.35 g/tonne gold. Silver averages 3.5 g/tonne over the entire 140 ft. interval.
The only other anomalous metals are potassium and aluminium indicating a 30-35% adularia content.

The most striking feature of these two zones is the extreme depletion in other elements. For example, phosphorus which as fluorapatite occurs over top and to the sides of the high-grade part of the vein system averages 350 ppm for the 100 ft. overlying the vein zones, but average only 40 ppm within the zone.

Bonanza veins often start at surface carrying a trace or no gold. At depth that form thin vein-lets with 1-3 g/tonne gold and then at greater depth they, widen out and carry 1 oz/tonne gold or more and multiple ounces of silver in a quartz-adularia system. The chemistry in Golconda's two holes indicates that the boiling horizon, which can contain the high-grade gold and silver still lies below the drill intercepts. At Ivanhoe, which has a grade of 44.1 g/ton gold and 240 g/ton silver, the high grade starts at 500 ft. depth and at Midas, which has a grade of 38.4 g/tonne gold and 439.5 g/tonne silver the high grade starts at 850 ft. depth.

Hole SM-03-5 drilled 1500 ft. to the northwest encountered strong hydrothermal clay from 200-720 ft. depth. The clay shows anomalous gold arsenic and antimony values. A massive chalcedonic vein from 490-510 ft. contains just traces of gold but even higher arsenic (373 ppm) and antimony (105 ppm) values. This type of quartz vein has also been observed above the high-grade part of veins in other deposits.

In the next phase, diamond drilling will try to intercept these veins at greater depth. Holes SM-03-1 and 2 were drilled in the south-eastern part of the property towards the Monitor Flat claims and shows similar geochemistry.

Monitor Flat (100% interest)
In its initial drill program, Golconda was successful in outlining a large hydrothermal gold system.

The property, which lies on the gravel covered southern slope of the Monitor Range has about 1% outcrop, consisting of three small hills.

Four reverse circulation holes were drilled. MF-1 was drilled to a depth of 400 ft. It encountered 200 ft. of Tertiary tuff and 200 ft. of Palaeozoic-siltstone. Both rock types show hydrothermal alteration and quartz-stockwork veining. MF-2 located 3600 ft. (1100m) to the northwest (600 ft. deep) and MF-3 located another 1000 ft. (300 m) to the northwest (500 ft. deep) also showed hydrothermal alteration in Tertiary tuff. MF-4 (500 ft. deep) drilled to the east encountered thick overburden and unaltered tuff.

Assays show that the first three holes contain wide zones of anomalous gold values (between 10 and 80 ppb) arsenic (up to 250 ppm) antimony (up to 25 ppm) and barium (up to 3,500 ppm).
A strong correlation of elevated gold and elevated potassium (up to 7% potassium against a 2-3% background) together with the large extension (4,600 ft. plus) of the hydrothermal system makes this area highly prospective for blind ore-bodies. Potassic altered rock is less resistant to erosion and commonly forms covered slopes. For example, gold at Round Mountain (11 million ounces), a Walker Lane gold deposit, is primarily contained within potassic altered rock units and is not outcropping but occurs on the gravel covered slope of the Toguima Range.

Golconda will employ geochemical and geophysical methods in the next phase to try to outline the potassic altered zones which could contain substantial gold mineralization Golconda has increased its claim holdings from 540 acres (216 ha) to 1740 ac (696 ha).
ALS Chemex carried out the assaying and Guenter Liedtke is the acting Qualified Person under NI-43101 on these projects.

On behalf of Golconda Resources Ltd.

G. Liedtke

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com

GOLCONDA RESOURCES LTD.

#620, 304 – 8TH Avenue S.W., Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

August 22, 2003

NEWS RELEASE

Golconda Resources Ltd.

Announces Closing of Private Placement

The TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced August 5, 2003.

The Private Placement, which raised $375,000.00, consisted of 1,500,000 shares at a price of $0.25 per share and 1,500,000 share purchase warrants to purchase 1,500,000 shares at a price of $0.35 per share for a one year period, expiring at the close of business on August 20, 2004. The issued securities will bear a legend restricting their transfer until December 20, 2003.

Insiders participated with 150,000 units and there will be no commission or finder's fees paid in connection with the financing. The money will be used mainly to finance exploration in Nevada and Canada.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke, President
Ph (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
#620, 304 – 8TH Avenue S.W.,
Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

August 5, 2003

NEWS RELEASE

GOLCONDA RESOURCES Ltd.
Announces
Private Placement

Golconda Resources Ltd. will proceed with a non-brokered private placement of up to 1,500,000 units at a price of C$ 0.25 per unit for gross proceeds of up to C$ 375,000. Each unit consists of a common share and a non-transferable warrant. One warrant allows the subscriber to purchase a further common share of Golconda at C$ 0.35 for a period of 12 month from issuance.

The proceeds from this private placement, which is subject to regulatory approval, will be used to drill Golconda's gold properties in Nevada, USA, to further explore its properties in Canada and for working capital.

The company has a drill ready portfolio of three gold properties in Nevada, USA. In Canada Golconda is owner of three gold projects, three gold-platinum – base metal projects and it has a 51% interest in a diamond exploration project in Alaska, USA.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax (403) 232-8650
E-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
#620, 304 – 8TH Avenue S.W., Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

July 21, 2003

NEWS RELEASE

GOLCONDA RECEIVES DRILL PERMITS FOR NEVADA GOLD PROSPECTS

Golconda Resources Ltd. has received drill permits for its 80% owned South Monitor Project and its 100% owned Monitor Flat Prospect and a drill program will commence shortly.

The South Monitor Property shows strong alteration and silicification over an area of four square kilometres (1.5 square miles).
The silicification forms prominent cliffs, ridges and plugs and is accompanied by low grade gold mineralization, which has been the main target of earlier drilling. From a total of 120 holes of which 31 were drilled by Golconda Resources Ltd., 114 holes were drilled on silicified targets.

A second – high-grade type gold mineralization is associated with potassic alteration and does not crop out. It starts below a depth of 60 m (200 ft.).
This high-grade type gold mineralization has been intersected by 7 holes only, of which 4 were drilled by Golconda Resources Ltd. Best results were obtained in a hole drilled by Amax Gold which intersected 35 feet of 0.204 oz Au/ton (6.998 g Au/tonne) overlain by 70 feet of 0.076 oz Au/ton (2.62 g Au/tonne)

In September 2002 Newmont entered into a joint venture with Midway Gold Corporation to further develop the Midway gold deposit and thereby brought attention to the Tonopah area. With over 300 holes drilled, Midway carries a drill hole map with gold intercepts on their website. It can be seen that the high-grade intercepts are aligned north west – south east following the Walker Lane Trend.
By projecting the strike direction of the Midway's high-grade zone to the southeast it became apparent that the gold mineralization associated with the potassic alteration on the South Monitor Property lies directly on the extension of the Midway high-grade structure.

One hole drilled by Golconda Resources Ltd. in 1997 entered into the potassic alteration at 250 ft. depth but had to be abandoned at 265 feet. Assay results later showed that it just entered into the gold zone with the last 5 ft. assaying 0.040 oz Au/ton (1.37 g Au/tonne). The existence and importance of the Midway structure had not been recognized at that time.
The first hole to be drilled by Golconda Resources Ltd. will twin the 1997 hole. Subsequent drill holes will initially follow this structure over a strike length of 500 m (1500 ft.).
Maps showing the Midway structure between Midway and South Monitor can be viewed on Golconda's website www.golcondaresources.com below this news release.

Drilling is also planned for the Monitor Flat prospect where only two small outcrops, representing 2.5% of this 540 acres property, pierce through the sand cover of the valley. Both outcrops show anomalous gold and associated mercury and arsenic values. With Palaeozoic sediments projected to occur at 100 to 150 feet depth, a wide spaced reconnaissance drill program will try to find sediment hosted Carlin-type gold mineralization.
The Ralston Valley Property will be drilled subsequently.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax (403) 232-8650
E-mail: golcondaresources@telus.net website: www.golcondaresources.com

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

#82-3167

Incorporated as part of: ____ **Schedule A**
__X__ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	780, 521 - 3rd Avenue S.W. Calgary, Alberta T2P 3T3
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR THE QUARTER ENDED:	September 30, 2003
CONTACT E-MAIL ADDRESS:	golcondaresources@telus.net
DATE OF REPORT:	November 10, 2003

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Signature	**Guenter J. Liedtke** Director's Name	**2003/11/10** Date Signed
Signature	**Terry S. C. Chan** Director's Name	**2003/11/10** Date Signed

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the period ended September 30, 2003 is included in Note 2 and 3 to the unaudited consolidated financial statements for the nine month period ended September 30, 2003 in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in Note 5 to the unaudited consolidated financial statements to September 30, 2003 in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2003

Issue Date	Securities Type	Number Issued	Price (Cdn$)	Total Proceeds (Cdn$)	Consideration/ Type
July 17	Common	100,000	$0.40	$40,000	Cash/Exercise of Options
August 22	Common	1,500,000	$0.25	$375,000	Cash/Private Placement

(b) PARTICULARS OF OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2003

Date of Grant	Number of Shares	Exercise Price	Expiry Date
July 29	1,375,000	$0.25	July 28, 2008

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT SEPTEMBER 30, 2003

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	39,748,734	$11,601,363

Options outstanding: 3,125,000

Warrants outstanding: 2,387,500

A detailed summary of options and warrants outstanding is included in Note 4(c) and (d) to the unaudited consolidated financial statements in Schedule A.

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Municipality of Residence	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Jalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Corporate Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes in Schedule A.

DESCRIPTION OF BUSINESS

Golconda Resources Ltd. ("Golconda"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition and exploration of mineral properties in Canada and in the United States. The Corporation has not generated operating revenues to date because the properties it currently holds are exploration stage projects.

Golconda is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the trading symbol "GA". Golconda has filed the Annual Information Form for the year ended December 31, 2002, dated June 16, 2003.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(Additional, detailed information is included in Notes 3 and 4 to the unaudited consolidated financial statements).

July 30, 2003 - Golconda announced the granting of 1,375,000 stock options exercisable at the price of $0.25 per share for a 5-year period expiring at the close of business on July 28, 2008. 1,050,000 of such options were granted to directors and officers of Golconda. On July 31, 2003, the TSX Venture Exchange accepted and approved the new Stock Option Plan adopted by the shareholders at the Annual and Special Meeting held on June 27, 2003..

Mineral Properties

Golconda holds varying interests in mineral exploration properties in Canada and in the United States. During the quarter ended September 30, 2003 Golconda carried out the following exploration programs;

- Red Lake, Faulkenham Lake area, Ontario - 100% owned mineral claims. On July 30, 2003, Golconda announced the staking of the claims and an initial evaluation cost of $8,930 which identified two zones of anomalous gold values. Detailed prospecting and sampling was carried out during the months of August and September at a cost of $15,754. The results further delineated these two zones and showed that the gold mineralization occur together with pyrrhotite so that these zones can be followed by magnetic ground survey into covered area.

- Shulin Lake property, Alaska - 51% interest. On July 30, 2003, Golconda announced the start of a drilling program to test a circular topographic feature with a 1.5 kilometer diameter. Previous drilling of 15 holes intersected a mixture of sandy material derived from the Alaska range and volcanic material derived from a nearby source. Lab results (Lakefield Resources) showed the existence of indicator minerals in these rocks and one interval from hole 10 contained 16 micro diamonds. Golconda drilled two holes during the month of August at a cost of $79,280 for its 51% interest. Logging of the core shows a large volcanic component.

- 80% owned South Monitor mineral claims and 100% owned Monitor Flat claims in the Tonopah area of Nevada. On July 21, 2003, Golconda announced the receipt of drill permits for the properties. The reverse circulation drilling program started on the 18th of August, 2003. On October 20, 2003, Golconda announced the completion of the drilling program on both properties.

South Monitor - Golconda drilled 5 reverse circulation holes, at a depth of 650 ft, 200 ft, 925 ft, 600 ft and 725 ft each, for a total of 945 meters (3,100 feet.) at a cost of $73,850.

The drilling program successfully intersected a quartz-adularia gold-vein system. Assay results show that drilling intersected the vein high in the system and there is excellent potential that they will turn into a high-grade Bonanza vein system below the level intersected by the drilling. The assaying was carried out by ALS Chemex. In the next phase, diamond drilling will try to intercept these veins at greater depth.

Monitor Flat - Golconda drilled 4 reverse circulation holes, at a depth of 400 ft, 600 ft, 500 ft and 520 ft each, for a total of 616 meters (2,020 feet) at a cost of $54,878.

This initial drill program successfully outlined a large hydrothermal system with anomalous gold, arsenic, antimony and barium valies. Potassic alteration associated with the hydrothermal system makes the claims highly prospective for blind (covered) overbodies.

- BRIN-LIN, SULL and SULLY mineral claims, Fort Steele Mining Division, British Columbia. On August 18, 2003, Golconda terminated a 3-year Option to Purchase Agreement, dated September 30, 2002, to acquire 100% interest in the mineral claims, subject to a 2% net smelter return retained by the arm's length vendor. Pursuant to the terms of the agreement, Golconda issued 50,000 common shares to the vendor in 2002.

- Lone Group mineral claims, Fort Steele Mining Division, British Columbia - Subsequent to September 30, 2003, Golconda issued 50,000 common shares to the arm's length registered owner of the 54 mineral claims pursuant to the terms of a four-year Option to Purchase Agreement dated October 15, 2001. Golconda will acquire 90% interest in the claims, subject to a 10% interest and to a 2% net smelter return retained by the vendor, by incurring $450,000 cumulative exploration work by October 15, 2005 and by issuing a total of 200,000 common shares at the deemed price of $0.30 per share at any time during the terms of the agreement. The Corporation issued 50,000 common shares in November 2001, 50,000 common shares in November 2002, 50,000 common shares in November 2003 and will issue the balance of 50,000 common shares in November 2004.

LIQUIDITY AND SOLVENCY

At September 30, 2003, Golconda reported a consolidated loss for the period of $94,496 compared to the loss of $49,060 reported in the three months ended September 30, 2002.

Golconda's liabilities at September 30, 2003 were $251,990 compared to $390,950 at December 31, 2002.

On July 16, 2003, Golconda received $40,000 in proceeds from the exercise of stock options. On August 22, 2003, completed a $375,000 private placement of treasury shares. The private placement consisted of 1,500,000 units at the price of $0.25 per unit. Each unit consisted of one share and one share purchase warrant exercisable to acquire one additional share at a price of $0.35 for a period of one year expiring on August 21, 2004. The private placement shares have a hold period of four months.

To date, the Corporation's capital needs have been met by equity financing. To finance its projects, Golconda is wholly dependent upon the continual support of investors through the issuance of treasury shares.

INVESTOR RELATIONS

Golconda has no investor relations arrangements.